APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Cooks & Farmers
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-



I, Michael Arrington, certify that:

1. The financial statements of Cooks & Farmers included in this Form are true and complete in all material respects; and
2. The tax return information of Cooks & Farmers has not been included in this Form as Cooks & Farmers was formed on 07/20/2019 and has not filed a tax return to date.

Signature: DocuSigned by: Michael Arrington 714B84DAAA6042A...

Name: Michael Arrington

Title: Chef/Owner